UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05048895

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-16129

A. Full title of the plan and the address of the plan,

Fluor Corporation Salaried Employees' Savings Investment Plan
One Enterprise Drive
Aliso Viejo, California 92656
Attention: Plan Administrative Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
One Enterprise Drive
Aliso Viejo, California 92656

REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a) Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedule, in lieu of the requirements of Items 1 to 3 above.

(b) Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2005

Fluor Corporation Salaried Employees' Savings Investment Plan

By: ____________________________

Joseph Deacon
Secretary, Plan Administrative Committee

Audited Financial Statements and Supplemental Schedule

Fluor Corporation Salaried Employees' Savings Investment Plan

Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

Fluor Corporation Salaried Employees' Savings Investment Plan

Index to Audited Financial Statements and Supplemental Schedule

	Page
Report of Independent Registered Public Accounting Firm	4
Audited Financial Statements	
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	5
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	6
Notes to Financial Statements	7
Supplemental Schedule	Schedule
Schedule of Assets (Held at End of Year) as of December 31, 2004	I

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Fluor Corporation Salaried Employees' Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Fluor Corporation Salaried Employees' Savings Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Irvine, California
June 23, 2005

Fluor Corporation Salaried Employees' Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2004	2003
	(In thousands)	
Assets		
Investments, at fair value:		
Investments in Master Trust Accounts	**$1,663,131**	$ 816,663
Fluor Common Stock Fund	**104,949**	75,137
Index funds	**85,114**	41,113
Mutual Fund Window	**141,597**	67,442
Short Term Investment Fund	**13,042**	6,987
Loans to participants	**26,042**	25,913
Total investments	**2,033,875**	1,033,255
Receivables:		
Contributions receivable	**19,855**	102
Interest and dividends receivable	**69**	333
Asset transfers from other plans	**51**	—
Total receivables	**19,975**	435
Total assets	**2,053,850**	1,033,690
Liabilities		
Asset transfers to other plans	—	5
Accrued expenses	**249**	2
Total liabilities	**249**	7
Net assets available for benefits	**$2,053,601**	$1,033,683

See accompanying notes.

Fluor Corporation Salaried Employees' Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2004	2003
	(In thousands)	
Additions (deductions) in net assets:		
Contributions:		
Participants	**$ 56,283**	$ 52,135
Fluor Corporation	**39,514**	22,222
Rollover	**5,526**	3,168
Total contributions	**101,323**	77,525
Net investment income:		
Share in net investment income of Master Trust Accounts	**133,579**	114,614
Interest and dividends	**2,451**	3,816
Other income	**147**	—
Net appreciation of:		
Fluor Common Stock Fund	**33,479**	28,488
Massey Energy Company Common Stock Fund	**—**	5,185
Index funds	**6,953**	7,388
Mutual Fund Window	**14,325**	10,817
Net investment income	**190,934**	170,308
Benefits, terminations and withdrawals	**(167,048)**	(80,579)
Administrative expenses	**(2,781)**	(1,915)
Asset transfers from other plans, net	**897,490**	11,176
Increase in net assets available for benefits	**1,019,918**	176,515
Net assets available for benefits:		
Beginning of year	**1,033,683**	857,168
End of year	**$2,053,601**	$1,033,683

See accompanying notes.

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements

1. Description of the Plan

Fluor Corporation Salaried Employees' Savings Investment Plan (the Plan) is a contributory defined contribution plan sponsored by Fluor Corporation (Fluor or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2004, the AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan (AMECO Plan) and the Fluor Corporation Employees' Performance Plan (Performance Plan) merged into the Plan, which previously included only the Fluor Salaried 401k component. As a result of the merger, the Plan now includes separate Contribution, Eligibility, and Vesting components for Fluor Salaried 401k, AMECO Salaried 401k, and Fluor Salaried Performance.

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

**Contributions, Eligibility, and Vesting -
Fluor Salaried 401k**

Salaried employees of Fluor and certain of its subsidiaries are immediately eligible to participate in the Plan, which consists of two Parts, A and B. The Part A portion of the Plan is the after-tax contributions authorized by the participant. Effective January 1, 1994, no additional contributions are allowed to be made under Part A. The Part B portion of the Plan refers to the pre-tax contribution authorized by the participant.

Part A includes those provisions of the Plan in effect prior to March 1, 1985 and those in effect subsequent to that date allowing eligible participants to contribute, to a trust created under the Plan (the Trust), amounts which are includable in their gross income for federal income tax purposes. Part B incorporates provisions allowing participants to agree that the Company will contribute to the Trust an amount equal to the amount by which the participants have elected to reduce their basic monthly compensation for federal income tax purposes, as defined in the Plan.

Participants in Part B may elect to contribute an amount ranging from 1 percent of their compensation, as defined, to a maximum percentage determined annually by the Company's Board of Directors. For the years ended December 31, 2004 and 2003, the maximum percentage was 20 percent; however, the maximum monthly contribution percentage may be decreased for highly compensated employees.

1. Description of the Plan (continued)

Contributions, Eligibility, and Vesting - Fluor Salaried 401k (continued)

Participants may change their contribution percentages at their own discretion; such contribution percentage changes shall become effective as of the first payroll period following receipt of the change request by the recordkeeper.

The Company matches employee contributions at a rate determined annually by the Company. Employees must complete one year of continuous service, as defined, in order to become eligible for the Company match. There is no guaranteed minimum for matching contributions. The Company's matching contributions are invested in the same Funds as the employee contributions and may be subsequently transferred to other Funds. For the years ended December 31, 2004 and 2003, the Company matched salaried employee contributions up to a maximum of 4 percent of each participant's compensation.

Participants are fully vested at all times in all contributions and earnings thereon.

Contributions, Eligibility, and Vesting - AMECO Salaried 401k

For participants whose balances merged into the Plan from the AMECO Plan, the Company matches employee contributions at a rate determined annually by American Equipment Company, Inc. and Subsidiaries (AMECO), a wholly-owned subsidiary of the Company. Employees must complete one year of continuous service, as defined, in order to become eligible for the Company match. There is no guaranteed minimum for matching contributions. For the years ended December 31, 2004 and 2003, the Company matched 50 percent of employee contributions up to a maximum of 6 percent of each participant's eligible compensation.

Any employee, who first became a participant in the AMECO Plan on or after January 1, 2000, is vested 100 percent in the Company match after three years of vested service. The non-vested portions of terminated participant accounts are segregated in the clearing account; these amounts and earnings thereon may be available to reduce Company contributions to the Plan. Participants who terminate service by reason of retirement, death or permanent total disability become fully vested upon termination of service.

1. Description of the Plan (continued)

Contributions, Eligibility, and Vesting
Fluor Salaried Performance

Each year, if the Company achieves certain financial goals, it will make an annual contribution to an account in each salaried employee's name, excluding participants in the former AMECO Plan. The amount of the contribution will depend on the overall financial performance of the Company. For the years ended December 31, 2004 and 2003, Fluor contributed 3 percent of participants' eligible compensation to the Plan. No minimum contribution by the Company to the Plan is required in any plan year. For plan years beginning on or after January 1, 1999, at the end of each plan year, the Company may make an aggregate contribution in an amount not greater than (i) 25 percent of the Company's earnings before interest and taxes, excluding (z) any unusual or infrequently occurring material items and (y) the amount of the Company's contributions to the Plan and the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries (Defined Benefit Plan), less (ii) the amount of the Company's contributions to the Plan and the Defined Benefit Plan. In addition, the Company's aggregate contributions to the Plan in any plan year may not exceed 15 percent of the aggregate eligible compensation of the participants, as defined in the Plan. Effective January 1, 2005, the Company's contribution will be determined at the discretion of the Administrative Committee.

Participants became fully vested in their employee contribution account (accumulated under a predecessor plan), their Fluor contribution account and any income earned thereon as of December 31, 1987. Participants are fully vested in Fluor contributions for plan years beginning after December 31, 1987 if at that date they had completed at least five years of service; otherwise they are 20 percent vested after three years of service, 40 percent vested after four years of service and 100 percent after five years of service. Any employee, who first becomes a participant on or after January 1, 1999, for contributions made to the Fluor contribution account on or after January 1, 1999, shall vest 100 percent after five years of vested service. The non-vested portions of terminated participant accounts are segregated in the clearing account; these amounts and earnings thereon may be available to reduce Fluor contributions to the Plan. Participants who terminate service by reason of retirement, death, or permanent and total disability become fully vested upon termination of service.

Benefits

Participants are eligible to retire at age 65 or earlier according to the following schedule: ages 60 through 64 with five or more years of service; age 59 with eight or more years of

1. Description of the Plan (continued)

Benefits (continued)

service; age 58 with eleven or more years of service; age 57 with 13 or more years of service; age 56 with 14 or more years of service; or age 55 with 15 or more years of service. If a participant has 30 years of service, they may retire early regardless of age. Upon retirement, participants may request distribution in a lump sum (in cash or in shares of Fluor common stock as determined at the discretion of the Administrative Committee) or in the form of a deferred pay-out over a period not to exceed 10 years. In the event of death or total disability prior to retirement, the entire balance in the participant's account is distributable in the same manner as upon retirement. Upon termination of employment, other than by reason of retirement, death or total disability, participants receive a distribution of the vested balance in their accounts in cash or in Fluor common stock as determined at the discretion of the Administrative Committee.

The amounts due to certain terminated employees whose payments cannot be processed due to elections made under predecessor plan provisions, and due to retirees who elect to receive their benefits in installments, are invested in short-term investment vehicles, as determined by the Plan's Investment Committee for the exclusive benefit of those employees and retirees.

Income Tax Status

The Internal Revenue Service has issued a determination letter dated July 11, 2003, stating that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and that the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

Investments

The Plan's investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). Through October 31, 2003, the Plan's investments were governed by a trust agreement with Bankers Trust Company of California, N.A., a subsidiary of Deutsche Bank (the former Trustee). Effective

1. Description of the Plan (continued)

Investments (continued)

November 1, 2003, the Plan's investments are governed by a trust agreement with The Northern Trust Company (the Trustee). The Plan's commingled investments are held by the Trustee in the following different accounts (Master Trust Accounts):

- Intermediate Term Bond Account – Invested primarily in obligations issued or guaranteed by the federal government or a state, local, or foreign government; commingled pension investment funds; domestic and foreign corporate bonds and debentures; corporate equity securities; and commingled short-term investment funds.

- U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds, and commingled short-term investment funds.

- Short Term Bond Account – Invested primarily in corporate and government obligations, commingled pension investment funds, guaranteed investment contracts issued by insurance companies, and commingled short-term investment funds.

- Alternative Investments Account – Invested primarily in limited partnerships investing in private placements, commingled pension investment funds, mortgage notes receivable, investment properties, and commingled short-term investment funds.

- Non-U.S. Equity Account – Invested primarily in corporate equity securities of foreign corporations, commingled pension investment funds, foreign currency exchange contracts, and commingled short-term investment funds.

- Small Cap U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds, and commingled short-term investment funds.

- Money Market Account – Invested primarily in commingled short-term investment funds.

1. Description of the Plan (continued)

Investments (continued)

All of the Plan's investments, except for participant loans, are commingled with the investments of other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates. These commingled investments, which may include cash for pending transactions, are held in trust by the Trustee and consist of an allocated portion of the following: Master Trust Accounts; Fluor common stock; Massey Energy Company (Massey Energy) common stock (eliminated June 30, 2003); index funds including Lehman Aggregate Index, S&P 500 Index, EAFE Index (eliminated June 30, 2003), and Russell 2000 Index (eliminated June 30, 2003); the Mutual Fund Window, which is a system mechanism to access various selected mutual funds; and the Trustee's Short Term Investment Fund, which is an interest-bearing cash clearing account for all investment and Plan related transactions.

Participants designate their contributions for investment in one or more of the following investment funds maintained by the Plan: Intermediate Term Bond Fund, U.S. Equity Fund, Short Term Bond Fund, Non-U.S. Equity Fund, Small Cap U.S. Equity Fund, Money Market Fund, Balanced Fund Moderate, Balanced Fund Growth, Balanced Fund Conservative, Fluor Common Stock Fund, Lehman Aggregate Index Fund, S&P 500 Index Fund, EAFE Index Fund (eliminated June 30, 2003), Russell 2000 Index Fund (eliminated June 30, 2003), and the Mutual Fund Window.

The Intermediate Term Bond Fund participates in the Intermediate Term Bond Account. The U.S. Equity Fund participates in the U.S. Equity Account. The Short Term Bond Fund participates in the Short Term Bond Account. The Non-U.S. Equity Fund participates in the Non-U.S. Equity Account. The Small Cap U.S. Equity Fund participates in the Small Cap U.S. Equity Account. The Money Market Fund participates in the Money Market Account. The Balanced Fund Moderate participates in all of the Master Trust Accounts except for the Money Market Account. The Balanced Fund Growth participates in all of the Master Trust Accounts except for the Short Term Bond Account and the Money Market Account. The Balanced Fund Conservative participates in all of the Master Trust Accounts except for the Alternative Investments Account. The Fluor Common Stock Fund invests in Fluor common stock. The Massey Energy Common Stock Fund (eliminated June 30, 2003) invested in Massey Energy common stock. The Lehman Aggregate Index Fund invested in Deutsche Bank's Lehman Aggregate Index Fund until January 31, 2003 and invests in The Northern Trust Company's Lehman Aggregate Index Fund effective January 31, 2003. The S&P 500 Index Fund invested in Deutsche Bank's S&P 500 Index Fund until January 31, 2003 and invests in The Northern Trust Company's S&P 500 Index Fund effective January 31,

1. Description of the Plan (continued)

Investments (continued)

2003. The EAFE Index Fund (eliminated June 30, 2003) invested in Deutsche Bank's EAFE Index Fund. The Russell 2000 Index Fund (eliminated June 30, 2003) invested in An individual account is maintained for each participant in each designated Fund. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each Fund. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment Fund to any other investment Fund on a daily basis. However, participants can transfer a portion or all of the balance in their accounts into the Fluor Common Stock Fund only once per calendar month. The annual Fluor Salaried Performance contributions to salaried employees' accounts are designated to participant selected funds. If no funds are selected, then the contributions are designated to the Money Market Fund and may be subsequently allocated to other funds at the discretion of the participant.

Distributions and Withdrawals

No current income tax liability accrues to Plan participants in connection with the Company's contribution to the Plan (either amounts contributed on behalf of participants under Part B or the Company's matching contribution), or from interest, dividends and capital gains realized by the Plan. Amounts distributed to the participants (exclusive of their Part A participant contributions to the Plan) are taxable in accordance with Internal Revenue Code rules governing distributions.

Participants who terminate employment with the Company prior to reaching normal or early retirement age, as defined, or upon reaching age 59-1/2 , may withdraw all or part of their entitlement up to their account balances at any time. Distributions are made in lump-sum and participants in the Fluor Common Stock Fund or the Massey Energy Common Stock Fund (eliminated June 30, 2003) may request Fluor or Massey Energy common shares, respectively, valued at current market value in lieu of or in combination with cash. Upon retirement, death or total and permanent disability, the entire balance in the participant's account is distributable in the same manner as other terminations or in the form of a deferred payout over a period not to exceed ten years, or as an annuity. Plan participants whose interest in the Plan is in excess of $5,000, and who terminate employment with the Company, may leave the balance in their account invested in the Plan until age 70-1/2.

1. Description of the Plan (continued)

Distributions and Withdrawals (continued)

The Plan allows participants to borrow up to one-half of their account balance, not to exceed $50,000. Such loans bear interest at the prime rate and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans.

Other Provisions

Participants may contribute funds into the Plan that were received from a previous employer's qualified retirement plan (rollover contribution).

If an employee transfers to or from another wholly-owned subsidiary of Fluor that does not participate in the Plan, the participant's entire account balance may be transferred to or from the other Fluor Plan.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value as follows:

> Investments in marketable securities, including Fluor and Massey Energy common stock, are valued at the last reported sale price on the last business day of the plan year. Securities not traded on the last business day are valued at the last reported bid price. Guaranteed investment contracts are valued at fair value using current discount rates. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds.
>
> Investments in limited partnerships are stated at estimated market values as determined in good faith by the general partner. Investments in real estate are valued based upon independent appraisals. Investments in mortgage notes and certain interest-bearing securities are carried at estimated values determined by the Trustee based on current market interest rates or discounted estimated cash flows. Because of the inherent uncertainty of valuation in the absence of readily ascertainable market values, estimated market values of investments in limited partnerships, investments in real estate and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed.
>
> Derivative instruments and embedded derivatives are recorded at their fair values with changes in fair value reported in the statement of changes in net assets available for benefits in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133).
>
> Participant loans and short-term investments are valued at cost which approximates fair value. The Trustee's Short Term Investment Fund may be converted to cash upon demand. Such funds earn interest income.

Net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the day.

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, plan participants and accrues the related employer matching contribution, if any. Contributions are funded following the payroll pay date.

The annual Fluor Salaried Performance contribution is recorded at the end of the plan year, and is paid by Fluor in the following year. The contribution may be made in cash or by transfer of certain other assets held by Fluor. There were no earnings on forfeitures applied to reduce Fluor contributions in 2004 or 2003. In addition, non-vested forfeitures applied to reduce Fluor contributions were $1,988,000 and $4,716,000 in 2004 and 2003, respectively.

Earnings Allocation

Net investment income (loss) of each Fund is allocated daily to the individual participants' accounts with all funds being unitized. Earnings are allocated at the unit level.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made. Amounts included in net assets available for benefits which are allocated to accounts of terminated participants who have withdrawn from the earnings and operations of the Plan as of December 31, 2004 aggregated $45,000. There are no amounts included as of December 31, 2003. These amounts account for the difference in net assets available for benefits and benefits paid between the financial statements and the Form 5500.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Administration of the Plan

The Plan is managed by Fluor's Administrative and Investment Committees. The Administrative Committee interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts' portfolio diversification and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee's guidelines.

The Plan is exposed to credit loss on directly and indirectly owned investments and such credit loss generally is limited to the carrying value of the investments. The Plan's concentrations of credit risk are dictated by the Plan's provisions as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 2004.

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Administrative Committee, the Investment Committee or their designees.

A Fluor subsidiary charged the Plan for certain administrative expenses aggregating \$819,000 and \$459,000 for the years ended December 31, 2004 and 2003, respectively.

4. Master Trust Accounts

Assets

The fair value of the commingled investments of all participating Plans in the Master Trust Accounts at December 31, 2004 and 2003 are summarized as follows:

(In thousands)	**2004**	2003
Intermediate Term Bond Account		
Government securities	**$219,921**	$205,672
Securities lending collateral	**160,633**	88,575
Bonds and notes	**134,085**	141,127
Commingled pension investment funds	**64,711**	30,966
Commingled short-term investment funds	**8,187**	32,736
Foreign currency and cash	**6,580**	5,306
Investment income receivable, net	**2,734**	2,254
Corporate equity securities	**1,369**	2,084
Foreign currency exchange contracts	**(67)**	—
Due to brokers for securities purchased, net	**(189)**	(39,288)
Obligation to return collateral	**(160,633)**	(88,575)
	$437,331	$380,857
U.S. Equity Account		
Corporate equity securities	**$391,346**	$486,721
Commingled pension investment funds	**348,674**	216,021
Securities lending collateral	**65,624**	15,174
Commingled short-term investment funds	**1,306**	7,011
Investment income receivable, net	**238**	404
Due to brokers for securities purchased, net	**(720)**	(749)
Obligation to return collateral	**(65,624)**	(15,174)
	$740,844	$709,408

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2004**	2003
Short Term Bond Account		
Government securities	**$ 82,507**	$107,508
Securities lending collateral	**62,602**	90,008
Bonds and notes	**50,110**	39,540
Commingled pension investment funds	**4,349**	11,584
Commingled short-term investment funds	**3,275**	5,805
Guaranteed investment contracts	**2,338**	4,595
Investment income receivable, net	**802**	1,100
Due to brokers for securities purchased, net	**(160)**	(82)
Obligation to return collateral	**(62,602)**	(90,008)
	$143,221	$170,050
Alternative Investments Account		
Interests in limited partnerships	**$ 37,078**	$ 42,310
Commingled short-term investment funds	**540**	1,251
Commingled pension investment funds	**368**	841
Investment income receivable, net	**1**	1
Cash	**—**	18
Due to brokers for securities purchased, net	**—**	(12)
	$ 37,987	$ 44,409
Non-U.S. Equity Account		
Commingled pension investment funds	**$134,749**	$134,041
Corporate equity securities	**100,805**	59,579
Securities lending collateral	**11,588**	7,033
Foreign currency and cash	**1,709**	194
Investment income receivable, net	**219**	89
Commingled short-term investment funds	**19**	2,135
Foreign currency exchange contracts	**1**	2
Due to brokers for securities purchased, net	**(518)**	(413)
Obligation to return collateral	**(11,588)**	(7,033)
	$236,984	$195,627

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2004**	2003
Small Cap U.S. Equity Account		
Corporate equity securities	**$121,098**	$105,244
Commingled pension investment funds	**103,054**	102,129
Securities lending collateral	**28,326**	17,649
Commingled short-term investment funds	**3,993**	1,521
Investment income receivable	**61**	29
Due (to) from brokers for securities (purchased) sold, net	**(306)**	149
Obligation to return collateral	**(28,326)**	(17,649)
	$227,900	$209,072
Money Market Account		
Commingled short-term investment funds	**$253,388**	$260,663
Interest receivable	**425**	213
Due to brokers for securities purchased, net	**—**	(3)
	$253,813	$260,873

4. Master Trust Accounts (continued)

Assets (continued)

As a result of having investments denominated in foreign currencies, the Intermediate Term Bond Account and Non-U.S. Equity Account are subject to the effect of foreign exchange rate fluctuations. These accounts may purchase foreign currency forward contracts with maturities of less than six months to manage their exposure from market fluctuations impacting the various currencies in which investments are denominated. These contracts represent commitments to either purchase or sell a variety of foreign currencies, at specified prices and various dates. Open positions are generally closed prior to settlement, limiting cash requirements to the change in value of the underlying currencies. Foreign currency forward contracts are valued at the difference in the U.S. dollar value of such contracts translated at the original contract rate versus the forward rate on the last business day of the plan year, with changes in fair market values reflected directly in net investment income. The Intermediate Term Bond and Non-U.S. Equity Accounts are subject to credit loss in the event of nonperformance by counterparties (generally AA rated international banks) to the foreign currency forward contracts. The Investment Committee does not anticipate nonperformance by any of these counterparties. The following is a summary of the aggregate notional amounts and fair values of open foreign currency purchase and sale positions held at December 31, 2004 and 2003 (in thousands of U.S. dollars):

	Notional Amount	Fair value
Intermediate Term Bond Account		
2004		
Contracts to sell foreign currencies	**$ 3,188**	**$ (68)**
Contracts to purchase foreign currencies	**1,621**	**1**
Non-U.S. Equity Account		
2004		
Contracts to sell foreign currencies	**$ 255**	**$ (1)**
Contracts to purchase foreign currencies	**405**	**2**
2003		
Contracts to sell foreign currencies	$ 66	$ —
Contracts to purchase foreign currencies	411	2

4. Master Trust Accounts (continued)

Assets (continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock, investment properties, mortgage notes, real estate funds and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are required to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro-rata basis. No such deficiencies were allocated to the Master Trust during the years ended December 31, 2004 and 2003. At December 31, 2004 and 2003, the fair value of securities loaned by the Master Trust approximated $321,803,000 and $213,025,000, respectively. The fair value of cash collateral held by the Master Trust approximated $306,484,000 and $206,845,000, respectively, and the fair value of non-cash collateral held by the Master Trust approximated $22,288,000 and $11,594,000, respectively, at December 31, 2004 and December 31, 2003. Net fees aggregating $398,000 and $435,000 were earned under the lending agreement during the years ended December 31, 2004 and 2003, respectively.

4. Master Trust Accounts (continued)

Assets (continued)

At December 31, 2004 and 2003, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2004	2003
Intermediate Term Bond Account	**73.34%**	28.49%
U.S. Equity Account	**78.22**	47.26
Short Term Bond Account	**94.55**	54.73
Alternative Investments Account	**58.74**	15.19
Non-U.S. Equity Account	**72.71**	30.82
Small Cap U.S. Equity Account	**81.75**	37.41
Money Market Account	**97.08**	51.61

4. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the years ended December 31, 2004 and 2003 is summarized as follows:

(In thousands)	**2004**	2003
Intermediate Term Bond Account		
Interest	**$11,445**	$ 15,008
Net appreciation including foreign currency translation and transaction gains and losses	**9,696**	12,239
Dividends	**449**	100
Other income	**154**	111
Investment management and administrative expenses	**(1,286)**	(575)
Net investment income	**$20,458**	$ 26,883
U.S. Equity Account		
Net appreciation	**$73,447**	$146,262
Dividends	**5,115**	7,054
Interest	**92**	94
Other income	**53**	71
Investment management and administrative expenses	**(3,420)**	(2,764)
Net investment income	**$75,287**	$150,717
Short Term Bond Account		
Interest	**$ 5,283**	$ 7,908
Other income	**101**	153
Investment management and administrative expenses	**(236)**	(357)
Net depreciation	**(3,042)**	(2,881)
Net investment income	**$ 2,106**	$ 4,823
Alternative Investments Account		
Other income	**$ 5,133**	$ 1,674
Net appreciation (depreciation)	**2,371**	(438)
Interest	**32**	12
Investment management and administrative expenses	**(8)**	(78)
Net investment income	**$ 7,528**	$ 1,170

4. Master Trust Accounts (continued)

Income (continued)

(In thousands)	**2004**	2003
Non-U.S. Equity Account		
Net appreciation including foreign currency translation and transaction gains and losses	**$36,917**	$46,098
Dividends	**1,630**	1,695
Interest	**30**	14
Other income	**85**	24
Investment management and administrative expenses	**(1,317)**	(1,419)
Net investment income	**$37,345**	$46,412
Small Cap U.S. Equity Account		
Net appreciation	**$28,468**	$57,192
Dividends	**1,085**	454
Interest	**39**	30
Other income	**32**	24
Investment management and administrative expenses	**(787)**	(643)
Net investment income	**$28,837**	$57,057
Money Market Account		
Interest	**$ 3,214**	$ 3,025
Investment management and administrative expenses	**(59)**	(36)
Net investment income	**$ 3,155**	$ 2,989

4. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Intermediate Term Bond Account	72.46%	26.76%
U.S. Equity Account	78.56	47.50
Short Term Bond Account	94.00	50.81
Alternative Investments Account	56.92	16.24
Non-U.S. Equity Account	72.91	28.08
Small Cap U.S. Equity Account	79.91	32.04
Money Market Account	97.13	51.22

4. Master Trust Accounts (continued)

Income (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the years ended December 31, 2004 and 2003 are as follows (including realized gains and losses on investments that were both bought and sold during the respective years):

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account
			(In thousands)			
2004						
Investments at fair value as determined by quoted market price:						
Government securities	$5,500	$ —	$(1,508)	$ —	$ —	$ —
Corporate equity securities	115	31,546	—	—	13,601	15,165
Foreign currency forward contracts	(9)	—	—	—	31	—
Bonds and notes	1,540	—	(1,367)	—	—	(7)
Investments at estimated fair value:						
Commingled pension investment funds	2,550	41,901	(167)	(100)	23,285	13,310
Interest in limited partnerships	—	—	—	2,471	—	—
Total	$9,696	$73,447	$(3,042)	$2,371	$36,917	$28,468

4. Master Trust Accounts (continued)

Income (continued)

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account
			(In thousands)			
2003						
Investments at fair value as determined by quoted market price:						
Government securities	$ (592)	$ —	$(2,131)	$ —	$ —	$ —
Corporate equity securities	31	99,585	—	—	22,362	29,291
Foreign currency forward contracts	(73)	—	—	—	(111)	—
Bonds and notes	11,234	—	(902)	—	—	—
Investments at estimated fair value:						
Commingled pension investment funds	1,639	46,677	152	525	23,847	27,901
Investment properties	—	—	—	(89)	—	—
Interests in limited partnerships	—	—	—	(874)	—	—
Total	$12,239	$146,262	$(2,881)	$(438)	$46,098	$57,192

5. Differences Between Financial Statements and Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2004 and 2003:

	2004	2003
	(In thousands)	
Net assets available for benefits per the financial statements	**$2,053,601**	$1,033,683
Amounts merged from other Fluor qualified plans	**–**	895,790
Benefits payable	**(45)**	–
Net assets available for benefits Per the Form 5500	**$2,053,556**	$1,929,473

The 2003 Form 5500 reflects the asset transfer on January 1, 2004 due to the merger of the AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan and the Fluor Corporation Employees' Performance Plan into the Plan.

Supplemental Schedule

Fluor Corporation Salaried Employees' Savings Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue	Description of asset	Cost	Current value
Common Stock			
Fluor Common Stock Fund *	7,670,195 units	**	$104,949,471
Common Collective Trusts			
The Northern Trust Company Lehman Aggregate Index Fund *	1,187,513 units	**	14,616,854
The Northern Trust Company S&P 500 Index Fund *	6,663,553 units	**	70,496,673
Interest Bearing Cash Fund			
The Northern Trust Company Short Term Investment Fund *	13,041,782 shares	**	13,041,782
Loans			
Loans to Participants *	Interest rates ranging from 4.00% to 9.50%	**	26,041,584
Mutual Fund Window			
American Investment Co. of America	257,454 shares	**	7,916,711
Europacific Growth Fund	47,806 shares	**	1,703,329
Fidelity Diversified International Fund	234,589 shares	**	6,718,639
Fidelity Diversified Growth Fund	289,583 shares	**	8,250,232
Fidelity Low Priced Stock Fund	571,426 shares	**	22,999,889

Fluor Corporation Salaried Employees' Savings Investment Plan

Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

Identity of issue	Description of asset	Cost	Current Value
Morgan Stanley Fund	89,250 shares	**	$ 1,029,945
Neuberger & Berman Equity Trust	338,066 shares	**	14,425,282
New Perspective FD	111,664 shares	**	3,095,339
PIMCO FDS PAC Investment Management Services Low Fund	438,315 shares	**	4,299,874
PIMCO FDS PAC Investment Management Services Total Fund	808,308 shares	**	8,624,649
PIMCO Long Term U.S. Government Fund	248,211 shares	**	2,698,058
T. Rowe Price Emerging Markets Stock Fund	301,604 shares	**	5,854,126
T. Rowe Price Mid-Cap Growth Fund	136,444 shares	**	6,805,840
T. Rowe Price Mid-Cap Value Fund	524,424 shares	**	12,056,512
T. Rowe Price Small-Cap Stock Fund	88,269 shares	**	2,808,722
T. Rowe Price Blue Chip Growth Fund	86,407 shares	**	2,671,720
Turner Mid-Cap Growth Fund	258,300 shares	**	6,310,280
Vanguard Growth Equity Fund	509,576 shares	**	4,922,509
Vanguard Explorer Fund	75,879 shares	**	5,658,278
Vanguard Windsor II Fund	414,836 shares	**	12,747,923

* Party-in-interest investment that is not a "prohibited investment" under the Employee Retirement Income Security Act of 1974.

** Cost information is not required for participant-directed investments.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-63870) pertaining to the Salaried Employees' Savings Investment Plan of Fluor Corporation of our report dated June 23, 2005, with respect to the financial statements and schedule of the Fluor Corporation Salaried Employees' Savings Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Irvine, California
June 23, 2005

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm